July 2, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:                         Alerus Financial Corporation
Draft Registration Statement on Form S-1
Confidentially Submitted May 1, 2019
CIK No. 0000903419

Dear Mr. Gessert:

On behalf of Alerus Financial Corporation (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated May 23, 2019 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has confidentially submitted an amendment to the Draft Registration Statement (the “Amendment”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on May 1, 2019; page numbers and other similar references used in the Company’s responses refer to the Amendment.

General

1.                                    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities.  The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Securities and Exchange Commission

July 2, 2019

Management’s Discussion and Analysis on Financial Condition and Results of Operations Retirement and Benefits Services / Wealth Management, page 84

2.                                    We note your disclosure on page 71 that non-interest income, which represents approximately 58% of total revenue for the year ended December 31, 2018, is primarily driven by fees generated from assets under administration (“AUA”) and assets under management (“AUM”). We also note your disclosure on page 85 describing the underlying reasons for the fluctuations in AUA and AUM. Given the significance of these revenue streams to your operating results, please enhance your disclosure to include a roll-forward of AUA and AUM, showing the beginning balance, gross inflows, gross outflows, market appreciation/deprecation, and effects of acquisition / new business developments / dispositions, to arrive at an ending AUA and AUM balance. To the extent that fee levels vary significantly by AUA or AUM product, please disaggregate the roll-forwards by the different material products. Refer to Item 303(a)(3) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 94-95 to include roll-forwards of AUA and AUM attributable to the Company’s retirement and benefit services segment and wealth management segment, respectively, for the periods presented. This new disclosure shows the effects of inflows, outflows and market impact, and the roll-forward of AUA and AUM for the Company’s wealth management segment is disaggregated by three material products—Blueprint, Dimension and Trust.

The Company acknowledges the Staff’s request with respect to acquisitions, new business developments and dispositions, and respectfully advises the Staff that the Company has not completed any acquisitions or divestitures, or otherwise experienced any other material business developments affecting its AUA or AUM during the periods presented. The Company undertakes to show the effects of any such developments in future management’s discussion and analysis of financial condition and results of operations disclosure, as and to the extent required by Item 303(a)(3) of Regulation S-K.

The Company acknowledges the Staff’s request with respect to fee levels, and respectfully advises the Staff that the Company’s fee levels attributable to its retirement and benefits business vary significantly plan to plan, based on the fee schedule of each individual plan and whether the revenue is driven by participants, transactions, the balance of assets in the plan, and other factors. As a result of the multiple and varying fees by plan, presenting a roll-forward by revenue driver would lead to overstating the level of AUA and AUM within the retirement and benefits business.  In addition, the Company respectfully advises the Staff that the Company’s financial systems track and report financial results based on the various components of fee income, and not based on product type.  Accordingly, the Company respectfully submits that to prepare such a roll-forward is not within the Company’s current capabilities, and would be unduly burdensome.

3.                                    We note your disclosure on page 71 that retirement and benefit services revenue and wealth management revenue include both transaction or participant based fees as well as asset based

Securities and Exchange Commission

July 2, 2019

revenues (i.e., revenue based on the market value of AUA or AUM). Please revise your disclosure in MD&A to separately quantify and discuss fluctuations in these different revenue streams.

Response:

The Company has revised the disclosure on pages 72 and 91-96 in response to the Staff’s comment.

Business

Our Business Model and Products and Services

Wealth Management, page 122

4.                                    Please expand your disclosure to describe the terms “Blueprint” and “Dimension” that appear in the pie chart on page 123.

Response:

The Company has revised the disclosure on page 137 in response to the Staff’s comment.

Description of Capital Stock

Sole and Exclusive Forum, page 160

5.                                    We note that your certificate of incorporation has a forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Please make conforming changes to the disclosure presented in the risk factor “Our certificate of incorporation has an exclusive forum provision...” on page 56.

Response:

The Company has revised the disclosure on pages 56 and 176 in response to the Staff’s comment.  In addition, at a future annual stockholders’ meeting, the Company intends to consider submitting a proposal to its stockholders to amend its certificate of incorporation to clarify that the exclusive form provision does not apply to actions arising under the Exchange Act or any other claim for which federal courts have exclusive jurisdiction.

Securities and Exchange Commission

July 2, 2019

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Loan Losses, page F-34

6.                                    Please revise your table summarizing key information for impaired loans to separately disclose the recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss. Refer to ASC 310-10-50-15(a)(3) and (4).

Response:

The Company has revised the disclosure on page F-33 in response to the Staff’s comment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-5143.

Sincerely,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

cc:                              Michael Clampitt

Ben Phippen

Amit Pande

(Securities and Exchange Commission)

Randy Newman

Scott Fenske

(Alerus Financial Corporation)